SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 9)*

KEURIG DR PEPPER INC.
(Name of Issuer)

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

49271V100
(CUSIP Number)

Joachim Creus
Piet Heinkade 55
Amsterdam, 1019 GM
The Netherlands
Tel.: +31 202 355 000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies To:
Paul T. Schnell, Esq.
Sean C. Doyle, Esq.
Maxim O. Mayer-Cesiano, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
One Manhattan West
New York, New York 10001
Tel.: (212) 735-3000

November 11, 2022
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

CUSIP No. 49271V100
1.	NAMES OF REPORTING PERSONS: JAB BevCo B.V.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER
None
8. SHARED VOTING POWER
440,909,049 (1) (see Items 4 and 5)
9. SOLE DISPOSITIVE POWER
None
10. SHARED DISPOSITIVE POWER
440,909,049 (1) (see Items 4 and 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 440,909,049 shares of Common Stock (1) (see Items 4 and 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 31.1% of Common Stock (2) (see Item 5)
14.	TYPE OF REPORTING PERSON HC

(1) This represents the aggregate voting and dispositive power of shares of common stock, par value $0.01 per share (“Common Stock”), of Keurig Dr Pepper Inc. (“KDP”) that may be deemed to be beneficially owned by JAB BevCo B.V. (“JAB BevCo”), after giving effect to the transactions described in Item 4.

(2) The percentage ownership is based upon 1,416,251,307 shares of Common Stock issued and outstanding as of October 25, 2022, as set forth in the Quarterly Report on Form 10-Q (the “Latest Periodic Report”), filed by KDP with the United States Securities and Exchange Commission (the “Commission”) on October 27, 2022.

CUSIP No. 49271V100
1.	NAMES OF REPORTING PERSONS: Acorn Holdings B.V.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER
None
8. SHARED VOTING POWER
440,909,049 (1) (see Items 4 and 5)
9. SOLE DISPOSITIVE POWER
None
10. SHARED DISPOSITIVE POWER
440,909,049 (1) (see Items 4 and 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 440,909,049 shares of Common Stock (see Items 4 and 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 31.1% of Common Stock (2) (see Item 5)
14.	TYPE OF REPORTING PERSON HC

(1) This represents the aggregate voting and dispositive power of shares of Common Stock that may be deemed to be beneficially owned by JAB BevCo. Acorn Holdings B.V. (“Acorn”) may be deemed to have beneficial ownership of such shares since JAB BevCo is an indirect subsidiary of Acorn. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Acorn that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(2) The percentage ownership is based upon 1,416,251,307 shares of Common Stock issued and outstanding as of October 25, 2022, as set forth in the Latest Periodic Report.

CUSIP No. 49271V100
1.	NAMES OF REPORTING PERSONS: JAB Coffee & Beverages Holdings 2 B.V.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER
None
8. SHARED VOTING POWER
440,909,049 (1) (see Items 4 and 5)
9. SOLE DISPOSITIVE POWER
None
10. SHARED DISPOSITIVE POWER
440,909,049 (1) (see Items 4 and 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 440,909,049 shares of Common Stock (see Items 4 and 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 31.1% of Common Stock (2) (see Item 5)
14.	TYPE OF REPORTING PERSON HC

(1) This represents the aggregate voting and dispositive power of shares of Common Stock that may be deemed to be beneficially owned by JAB BevCo. JAB Coffee & Beverages Holdings 2 B.V. (“Holdings 2”) may be deemed to have beneficial ownership of such shares since JAB BevCo is an indirect subsidiary of Holdings 2. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Holdings 2 that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(2) The percentage ownership is based upon 1,416,251,307 shares of Common Stock issued and outstanding as of October 25, 2022, as set forth in the Latest Periodic Report.

CUSIP No. 49271V100
1.	NAMES OF REPORTING PERSONS: JAB Coffee & Beverages Holdings B.V.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER
None
8. SHARED VOTING POWER
440,909,049 (1) (see Items 4 and 5)
9. SOLE DISPOSITIVE POWER
None
10. SHARED DISPOSITIVE POWER
440,909,049 (1) (see Items 4 and 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 440,909,049 shares of Common Stock (see Items 4 and 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 31.1% of Common Stock (2) (see Item 5)
14.	TYPE OF REPORTING PERSON HC

(1) This represents the aggregate voting and dispositive power of shares of Common Stock that may be deemed to be beneficially owned by JAB BevCo. JAB Coffee & Beverages Holdings B.V. (“Holdings”) may be deemed to have beneficial ownership of such shares since JAB BevCo is an indirect subsidiary of Holdings. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Holdings that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(2) The percentage ownership is based upon 1,416,251,307 shares of Common Stock issued and outstanding as of October 25, 2022, as set forth in the Latest Periodic Report.

CUSIP No. 49271V100
1.	NAMES OF REPORTING PERSONS: JAB Coffee & Beverages B.V.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER
None
8. SHARED VOTING POWER
440,909,049 (1) (see Items 4 and 5)
9. SOLE DISPOSITIVE POWER
None
10. SHARED DISPOSITIVE POWER
440,909,049 (1) (see Items 4 and 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 440,909,049 shares of Common Stock (see Items 4 and 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 31.1% of Common Stock (2) (see Item 5)
14.	TYPE OF REPORTING PERSON HC

(1) This represents the aggregate voting and dispositive power of shares of Common Stock that may be deemed to be beneficially owned by JAB BevCo. JAB Coffee & Beverages B.V. (“JAB C&B”) may be deemed to have beneficial ownership of such shares since JAB BevCo is an indirect subsidiary of JAB C&B. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by JAB C&B that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(2) The percentage ownership is based upon 1,416,251,307 shares of Common Stock issued and outstanding as of October 25, 2022, as set forth in the Latest Periodic Report.

CUSIP No. 49271V100
1.	NAMES OF REPORTING PERSONS: JAB Forest B.V.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER
None
8. SHARED VOTING POWER
440,909,049 (1) (see Items 4 and 5)
9. SOLE DISPOSITIVE POWER
None
10. SHARED DISPOSITIVE POWER
440,909,049 (1) (see Items 4 and 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 440,909,049 shares of Common Stock (see Items 4 and 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 31.1% of Common Stock (2) (see Item 5)
14.	TYPE OF REPORTING PERSON HC

(1) This represents the aggregate voting and dispositive power of shares of Common Stock that may be deemed to be beneficially owned by JAB BevCo. JAB Forest B.V. (“Forest”) may be deemed to have beneficial ownership of such shares since JAB BevCo is an indirect subsidiary of Forest. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Forest that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(2) The percentage ownership is based upon 1,416,251,307 shares of Common Stock issued and outstanding as of October 25, 2022, as set forth in the Latest Periodic Report.

CUSIP No. 49271V100
1.	NAMES OF REPORTING PERSONS: JAB Holdings B.V.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER
None
8. SHARED VOTING POWER
440,909,049 (1) (see Items 4 and 5)
9. SOLE DISPOSITIVE POWER
None
10. SHARED DISPOSITIVE POWER
440,909,049 (1) (see Items 4 and 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 440,909,049 shares of Common Stock (see Items 4 and 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 31.1% of Common Stock (2) (see Item 5)
14.	TYPE OF REPORTING PERSON HC

(1) This represents the aggregate voting and dispositive power of shares of Common Stock that may be deemed to be beneficially owned by JAB BevCo. JAB Holdings B.V. (“JAB Holdings”) may be deemed to have beneficial ownership of the shares held by JAB BevCo since JAB BevCo is an indirect subsidiary of JAB Holdings. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by JAB Holdings that it is the beneficial owner of any of the common stock held by JAB BevCo for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(2) The percentage ownership is based upon 1,416,251,307 shares of Common Stock issued and outstanding as of October 25, 2022, as set forth in The Latest Periodic Report.

CUSIP No. 49271V100
1.	NAMES OF REPORTING PERSONS: JAB Investments S.à r.l.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER
None
8. SHARED VOTING POWER
440,909,049 (1) (see Items 4 and 5)
9. SOLE DISPOSITIVE POWER
None
10. SHARED DISPOSITIVE POWER
440,909,049 (1) (see Items 4 and 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 440,909,049 shares of Common Stock (see Items 4 and 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 31.1% of Common Stock (2) (see Item 5)
14.	TYPE OF REPORTING PERSON HC

(1) This represents the aggregate voting and dispositive power of shares of Common Stock that may be deemed to be beneficially owned by JAB BevCo. JAB Investments S.à r.l. (“JAB Investments”) may be deemed to have beneficial ownership of such shares since JAB BevCo is an indirect subsidiary of JAB Investments. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by JAB Investments that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(2) The percentage ownership is based upon 1,416,251,307 shares of Common Stock issued and outstanding as of October 25, 2022, as set forth in the Latest Periodic Report.

CUSIP No. 49271V100
1.	NAMES OF REPORTING PERSONS: JAB Holding Company S.à r.l.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER
None
8. SHARED VOTING POWER
440,909,049 (1) (see Items 4 and 5)
9. SOLE DISPOSITIVE POWER
None
10. SHARED DISPOSITIVE POWER
440,909,049 (1) (see Items 4 and 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 440,909,049 shares of Common Stock (see Items 4 and 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 31.1% of Common Stock (2)(see Item 5)
14.	TYPE OF REPORTING PERSON HC

(1) This represents the aggregate voting and dispositive power of shares of Common Stock that may be deemed to be beneficially owned by JAB BevCo. JAB Holding Company S.à r.l. (“JAB Holding Company”) may be deemed to have beneficial ownership of such shares since JAB BevCo is a indirect subsidiary of JAB Holding Company. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by JAB Holding Company that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(2) The percentage ownership is based upon 1,416,251,307 shares of Common Stock issued and outstanding as of October 25, 2022, as set forth in the Latest Periodic Report.

CUSIP No. 49271V100
1.	NAMES OF REPORTING PERSONS: Joh. A. Benckiser B.V.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER
None
8. SHARED VOTING POWER
440,909,049 (1) (see Items 4 and 5)
9. SOLE DISPOSITIVE POWER
None
10. SHARED DISPOSITIVE POWER
440,909,049 (1) (see Items 4 and 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 440,909,049 shares of Common Stock (see Items 4 and 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 31.1% of Common Stock (2) (see Item 5)
14.	TYPE OF REPORTING PERSON HC

(1) This represents the aggregate voting and dispositive power of shares of Common Stock that may be deemed to be beneficially owned by JAB BevCo. Joh. A. Benckiser B.V. (“Joh. A. Benckiser”) may be deemed to have beneficial ownership of such shares since JAB BevCo is an indirect subsidiary of Joh. A. Benckiser. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Joh. A. Benckiser that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(2) The percentage ownership is based upon 1,416,251,307 shares of Common Stock issued and outstanding as of October 25, 2022, as set forth in the Latest Periodic Report.

CUSIP No. 49271V100
1.	NAMES OF REPORTING PERSONS: Agnaten SE
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER
None
8. SHARED VOTING POWER
440,909,049 (1) (see Items 4 and 5)
9. SOLE DISPOSITIVE POWER
None
10. SHARED DISPOSITIVE POWER
440,909,049 (1) (see Items 4 and 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 440,909,049 shares of Common Stock (see Items 4 and 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 31.1% of Common Stock (2) (see Item 5)
14.	TYPE OF REPORTING PERSON HC

(1) This represents the aggregate voting and dispositive power of shares of Common Stock that may be deemed to be beneficially owned by JAB BevCo. Agnaten SE (“Agnaten”) may be deemed to have beneficial ownership of such shares since JAB BevCo is an indirect subsidiary of Agnaten. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Agnaten that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(2) The percentage ownership is based upon 1,416,251,307 shares of Common Stock issued and outstanding as of October 25, 2022, as set forth in the Latest Periodic Report.

CUSIP No. 49271V100
1.	NAMES OF REPORTING PERSONS: Lucresca SE
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER
None
8. SHARED VOTING POWER
440,909,049 (1) (see Items 4 and 5)
9. SOLE DISPOSITIVE POWER
None
10. SHARED DISPOSITIVE POWER
440,909,049 (1) (see Items 4 and 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 440,909,049 shares of Common Stock (see Items 4 and 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 31.1% of Common Stock (2) (see Item 5)
14.	TYPE OF REPORTING PERSON HC

(1) This represents the aggregate voting and dispositive power of shares of Common Stock that may be deemed to be beneficially owned by JAB BevCo. Lucresca SE (“Lucresca”) may be deemed to have beneficial ownership of such shares since JAB BevCo is an indirect subsidiary of Lucresca. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Lucresca that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(2) The percentage ownership is based upon 1,416,251,307 shares of Common Stock issued and outstanding as of October 25, 2022, as set forth in The Latest Periodic Report.

EXPLANATORY NOTE

This Schedule 13D/A constitutes Amendment No. 9 (“Amendment No. 9”) to and amends and supplements the prior statement on Schedule 13D as filed on July 19, 2018, as amended by Amendment No. 1 filed on May 16, 2019, Amendment No. 2 filed on May 28, 2019, Amendment No. 3 filed on March 9, 2020, Amendment No. 4 filed on May 22, 2020, Amendment No. 5 filed on June 12, 2020, Amendment No. 6 filed on August 19, 2020, Amendment No. 7 filed on September 9, 2020 and Amendment No. 8 filed on November 19, 2020 (as so amended, the “Schedule 13D”), by (i) JAB BevCo B.V. (formerly known as Maple Holdings B.V.), a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of the Netherlands (“JAB BevCo”), (ii) Acorn Holdings B.V., a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of the Netherlands, which is the parent company of JAB BevCo (“Acorn”), (iii) JAB Coffee & Beverages Holdings 2 B.V., a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of the Netherlands, which is the parent company of Acorn (“Holdings 2”), (iv) JAB Coffee & Beverages Holdings B.V., a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of the Netherlands, which is the parent company of Holdings 2 (“Holdings”), (v) JAB Coffee & Beverages B.V. (formerly known as Acorn Top Holding B.V.), a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of the Netherlands, which is the parent company of Holdings (“JAB C&B”), (vi) JAB Forest B.V., a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of the Netherlands, which is the parent company of JAB C&B (“Forest”), (vii) JAB Holdings B.V., a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of the Netherlands, which is the parent company of Forest (“JAB Holdings”), (viii) JAB Investments S.à r.l., a private limited liability company incorporated under the laws of Luxembourg, which is the parent company of JAB Holdings (“JAB Investments”), (ix) JAB Holding Company S.à r.l., a private limited liability company incorporated under the laws of Luxembourg, which is the parent company of JAB Investments (“JAB Holding Company”), (x) Joh. A. Benckiser B.V. (formerly known as Donata Holdings B.V.), a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of the Netherlands, which is a parent company of JAB Holding Company (“Joh. A. Benckiser”), (xi) Agnaten SE, a private company incorporated under the laws of Luxembourg, which is a parent company of JAB Holding Company (“Agnaten”), and (xii) Lucresca SE, a private company incorporated under the laws of Luxembourg, which is the parent company of Joh. A. Benckiser (“Lucresca”, and together with JAB BevCo, Acorn, Holdings 2, Holdings, JAB C&B, Forest, JAB Holdings, JAB Investments, JAB Holding Company, Joh. A. Benckiser and Agnaten, the “Reporting Persons”). This filing constitutes the initial Schedule 13D filing by Holdings 2 and Holdings, and each of Holdings 2 and Holdings hereby adopts the disclosure in the Schedule 13D as amended in respect of itself to the extent applicable, except as otherwise set forth herein. Except as set forth herein, the Schedule 13D as previously amended remains applicable.

Item 2.	Identity and Background.

Item 2 is hereby amended and supplemented as follows:

Holdings is a newly formed subsidiary of JAB C&B and is the parent company of Holdings 2. Holdings 2 is a newly formed subsidiary of Holdings and is the parent company of Acorn. The principal business address of Holdings and Holdings 2 is Piet Heinkade 55, 1019 GM Amsterdam, the Netherlands. Schedule A to the Schedule 13D is amended and restated in its entirety as set forth as Schedule A hereto.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and supplemented as follows:

On November 11, 2022, JAB C&B entered into an agreement (the “Redemption Agreement”) with an affiliate of JAB Consumer Partners SCA SICAR pursuant to which JAB C&B agreed to distribute 30,465,170 shares of Common Stock (the “Common Stock”), par value $0.01 per share (the “Shares”), of Keurig Dr Pepper Inc. (“KDP”) in redemption of its existing interest in JAB C&B (the “Distribution”). The foregoing description of the Distribution does not purport to be complete and is qualified in its entirety by reference to the Redemption Agreement, which is attached hereto as Exhibit 17 and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and supplemented as follows:

(a) – (b) JAB BevCo beneficially owns 440,909,049 Shares, after giving effect to the Distribution, which represents 31.1% of the issued and outstanding Shares as of October 25, 2022, as set forth in the Quarterly Report on Form 10-Q (the “Latest Periodic Report”) filed by KDP with the United States Securities and Exchange Commission (the “Commission”) on October 27, 2022. Each of Acorn, Holdings 2, Holdings, JAB C&B, Forest, JAB Holdings, JAB Investments, JAB Holding Company, Joh. A. Benckiser, Agnaten and Lucresca may be deemed, for purposes of Rule 13d-3 under the Exchange Act, to share with JAB BevCo the power to vote or dispose, or to direct the voting or disposition of, the 440,909,049 Shares beneficially owned by JAB BevCo. Therefore, for the purpose of Rule 13d-3, each of such Reporting Persons may be deemed to be the beneficial owners of an aggregate of 440,909,049 Shares.

As of the date hereof, Peter Harf may be deemed to be the beneficial owner of an aggregate of 3,146,708 Shares, which represents 0.2% of the issued and outstanding Shares as of October 25, 2022, as set forth in the Latest Periodic Report.

As of the date hereof, Olivier Goudet beneficially owns 3,049,909 Shares, which represents 0.2% of the issued and outstanding Shares as of October 25, 2022, as set forth in the Latest Periodic Report.

As of the date hereof, Joachim Creus beneficially owns 67,002 Shares, which represents less than 0.1% of the issued and outstanding Shares as of October 25, 2022, as set forth in the Latest Periodic Report.

Except as set forth in this Item 5(a), none of the Reporting Persons, and, to the best knowledge of the Reporting Persons, none of the persons named in Schedule A to the Schedule 13D beneficially owns any Shares. Neither the filing of this Amendment No. 9 nor any of its contents shall be deemed to constitute an admission by the Reporting Persons that it is the beneficial owner of any Shares.

(c) Except for the Share Sale and the Distribution disclosed in Item 4 herein, none of the Reporting Persons, and to the best knowledge of the Reporting Persons, none of the persons named in Schedule A to the Schedule 13D, has effected any transactions in the Shares during the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented as follows:

In connection with the Distribution referred to in Item 4 above, JAB C&B entered into the Redemption Agreement (see Item 4), which is attached as Exhibit 17 hereto and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended and supplemented as follows:

Exhibit Number	Exhibit Name
17.	Redemption Agreement, dated as of November 11, 2022, by and between JCP Coffee & Beverages Holdings B.V. and JAB Coffee & Beverages B.V.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 11, 2022

JAB COFFEE & BEVERAGES B.V. ACORN HOLDINGS B.V.

By:	/s/ Ricardo Rittes
Name:	Ricardo Rittes
Title:	Managing Director

By:	/s/ Luuk Hoogeveen
Name:	Luuk Hoogeveen
Title:	Managing Director

JAB FOREST B.V. JAB HOLDINGS B.V. JAB COFFEE & BEVERAGES HOLDINGS B.V. JAB COFFEE & BEVERAGES HOLDINGS 2 B.V.

By:	/s/ Luuk Hoogeveen
Name:	Luuk Hoogeveen
Title:	Managing Director

By:	/s/ Frank Engelen
Name:	Frank Engelen
Title:	Managing Director

JOH. A. BENCKISER B.V.

By:	/s/ Joachim Creus
Name:	Joachim Creus
Title:	Managing Director

By:	/s/ Frank Engelen
Name:	Frank Engelen
Title:	Managing Director

JAB HOLDING COMPANY S.À r.l. JAB INVESTMENTS S.À R.L.

By:	/s/ Frank Engelen
Name:	Frank Engelen
Title:	Manager

By:	/s/ Philippe Chenu
Name:	Philippe Chenu
Title:	Manager

AGNATEN SE
LUCRESCA SE

By:	/s/ Joachim Creus
Name:	Joachim Creus
Title:	Authorized Representative

JAB BEVCO B.V.

By:	/s/ Luuk Hoogeveen
Name:	Luuk Hoogeveen
Title:	Managing Director

By:	/s/ Leo Burgers
Name:	Leo Burgers
Title:	Managing Director

SCHEDULE A

JAB BevCo B.V.

Set forth below is a list of the directors and executive officers of JAB BevCo B.V. as of November 11, 2022, their present principal occupations or employment, and citizenship.

NAME	PRINCIPAL OCCUPATION OR EMPLOYMENT	BUSINESS ADDRESS	CITIZENSHIP

Leendert Brugers	Managing Director	Piet Heinkade 55, 1019 GM Amsterdam, the Netherlands	The Netherlands

Luuk Hoogeveen	Managing Director	Piet Heinkade 55, 1019 GM Amsterdam, the Netherlands	The Netherlands

Acorn Holdings B.V.

Set forth below is a list of the directors and executive officers of Acorn Holdings B.V. as of November 11, 2022, their present principal occupations or employment, and citizenship.

NAME	PRINCIPAL OCCUPATION OR EMPLOYMENT	BUSINESS ADDRESS	CITIZENSHIP

Ricardo Rittes	Managing Director	Piet Heinkade 55, 1019 GM Amsterdam, the Netherlands	Brazil

Luuk Hoogeveen	Managing Director	Piet Heinkade 55, 1019 GM Amsterdam, the Netherlands	The Netherlands

JAB Coffee & Beverages Holdings B.V.

Set forth below is a list of the directors and executive officers of JAB Coffee & Beverages Holdings B.V. as of November 11, 2022, their present principal occupations or employment, and citizenship.

NAME	PRINCIPAL OCCUPATION OR EMPLOYMENT	BUSINESS ADDRESS	CITIZENSHIP

Frank Engelen	Managing Director	Piet Heinkade 55 1019 GM Amsterdam, the Netherlands	The Netherlands

Luuk Hoogeveen	Managing Director	Piet Heinkade 55, 1019 GM Amsterdam, the Netherlands	The Netherlands

JAB Coffee & Beverages Holdings 2 B.V.

Set forth below is a list of the directors and executive officers of JAB Coffee & Beverages Holdings 2 B.V. as of November 11, 2022, their present principal occupations or employment, and citizenship.

NAME	PRINCIPAL OCCUPATION OR EMPLOYMENT	BUSINESS ADDRESS	CITIZENSHIP

Frank Engelen	Managing Director	Piet Heinkade 55 1019 GM Amsterdam, the Netherlands	The Netherlands

Luuk Hoogeveen	Managing Director	Piet Heinkade 55, 1019 GM Amsterdam, the Netherlands	The Netherlands

JAB Coffee & Beverages B.V.

Set forth below is a list of the directors and executive officers of JAB Coffee & Beverages B.V. as of November 11, 2022, their present principal occupations or employment, and citizenship.

NAME	PRINCIPAL OCCUPATION OR EMPLOYMENT	BUSINESS ADDRESS	CITIZENSHIP

Ricardo Rittes	Managing Director	Piet Heinkade 55, 1019 GM Amsterdam, the Netherlands	Brazil

Luuk Hoogeveen	Managing Director	Piet Heinkade 55, 1019 GM Amsterdam, the Netherlands	The Netherlands

JAB Forest B.V.

Set forth below is a list of the directors and executive officers of JAB Forest B.V. as of November 11, 2022, their present principal occupations or employment, and citizenship.

NAME	PRINCIPAL OCCUPATION OR EMPLOYMENT	BUSINESS ADDRESS	CITIZENSHIP

JAB Holdings B.V.	Managing Director	Piet Heinkade 55 1019 GM Amsterdam, the Netherlands	The Netherlands

JAB Holdings B.V.

Set forth below is a list of the directors and executive officers of JAB Holdings B.V. as of November 11, 2022, their present principal occupations or employment, and citizenship.

NAME	PRINCIPAL OCCUPATION OR EMPLOYMENT	BUSINESS ADDRESS	CITIZENSHIP

Luuk Hoogeveen	Managing Director	Piet Heinkade 55, 1019 GM Amsterdam, the Netherlands	The Netherlands

Frank Engelen	Managing Director	Piet Heinkade 55 1019 GM Amsterdam, the Netherlands	The Netherlands

Joachim Creus	Supervisory Director	Piet Heinkade 55 1019 GM Amsterdam, the Netherlands	Belgium

Olivier Goudet	Supervisory Director	Piet Heinkade 55 1019 GM Amsterdam, the Netherlands	France

Peter Harf	Supervisory Director	Piet Heinkade 55 1019 GM Amsterdam, the Netherlands	Germany

JAB Investments S.à r.l.

Set forth below is a list of the directors and executive officers of JAB Investments S.à r.l. as of November 11, 2022, their present principal occupations or employment, and citizenship.

NAME	PRINCIPAL OCCUPATION OR EMPLOYMENT	BUSINESS ADDRESS	CITIZENSHIP

Frank Engelen	Manager	Piet Heinkade 55 1019 GM Amsterdam, the Netherlands	The Netherlands

Jonathan Norman	Manager	4 Rue Jean Monnet L-2180 Luxembourg Luxembourg	Luxembourg

Philippe Chenu	Manager	4 Rue Jean Monnet L-2180 Luxembourg Luxembourg	Belgium

JAB Holding Company S.à r.l.

Set forth below is a list of the directors and executive officers of JAB Holding Company S.à r.l. as of November 11, 2022, their present principal occupations or employment, and citizenship.

NAME	PRINCIPAL OCCUPATION OR EMPLOYMENT	BUSINESS ADDRESS	CITIZENSHIP

Olivier Goudet	Manager	Oosterdoksstraat 80 1011 DK Amsterdam, the Netherlands	France

Frank Engelen	Manager	Piet Heinkade 55 1019 GM Amsterdam, the Netherlands	The Netherlands

Jonathan Norman	Manager	4 Rue Jean Monnet L-2180 Luxembourg Luxembourg	Luxembourg

Philippe Chenu	Manager	4 Rue Jean Monnet L-2180 Luxembourg Luxembourg	Belgium

Joh. A. Benckiser B.V. (formerly known as Donata Holdings B.V.)

Set forth below is a list of the directors and executive officers of Joh. A. Benckiser B.V. as of November 11, 2022, their present principal occupations or employment, and citizenship.

NAME	PRINCIPAL OCCUPATION OR EMPLOYMENT	BUSINESS ADDRESS	CITIZENSHIP

Frank Engelen	Managing Director	Piet Heinkade 55, 1019 GM Amsterdam, the Netherlands	Netherlands

Joachim Creus	Managing Director	Piet Heinkade 55, 1019 GM Amsterdam, the Netherlands	Belgium

Agnaten SE

Set forth below is a list of the directors and executive officers of Agnaten SE as of November 11, 2022, their present principal occupations or employment, and citizenship.

NAME	PRINCIPAL OCCUPATION OR EMPLOYMENT	BUSINESS ADDRESS	CITIZENSHIP

Peter Harf	Sole Managing Director and Chairman of the Administrative Board	4 Rue Jean Monnet L-2180 Luxembourg Luxembourg	Germany

Joachim Creus	Deputy Chairman of the Administrative Board	4 Rue Jean Monnet L-2180 Luxembourg Luxembourg	Belgium

Matthias Reimann-Anderson	Administrative Board Member	4 Rue Jean Monnet L-2180 Luxembourg Luxembourg	Austria

Martin Haas	Administrative Board Member	4 Rue Jean Monnet L-2180 Luxembourg Luxembourg	Austria

Stefan Reimann-Anderson	Administrative Board Member	4 Rue Jean Monnet L-2180 Luxembourg Luxembourg	Austria

Oliver Reimann	Administrative Board Member	4 Rue Jean Monnet L-2180 Luxembourg Luxembourg	Austria

Lucresca SE

Set forth below is a list of the directors and executive officers of Lucresca SE as of November 11, 2022, their present principal occupations or employment, and citizenship.

NAME	PRINCIPAL OCCUPATION OR EMPLOYMENT	BUSINESS ADDRESS	CITIZENSHIP

Peter Harf	Sole Managing Director and Chairman of the Administrative Board	4 Rue Jean Monnet L-2180 Luxembourg Luxembourg	Germany

Joachim Creus	Deputy Chairman of the Administrative Board	4 Rue Jean Monnet L-2180 Luxembourg Luxembourg	Belgium

Matthias Reimann-Anderson	Administrative Board Member	4 Rue Jean Monnet L-2180 Luxembourg Luxembourg	Austria

Martin Haas	Administrative Board Member	4 Rue Jean Monnet L-2180 Luxembourg Luxembourg	Austria

Stefan Reimann-Anderson	Administrative Board Member	4 Rue Jean Monnet L-2180 Luxembourg Luxembourg	Austria

Oliver Reimann	Administrative Board Member	4 Rue Jean Monnet L-2180 Luxembourg Luxembourg	Austria